UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number: 000-55924

CUSIP Number: 87185L206

(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Sysorex, Inc.
Full Name of Registrant

Former Name if Applicable

Not applicable

13880 Dulles Corner Lane, Suite 175
Address of Principal Executive Office (Street and Number)

Herndon, Virginia 20171
City, State and Zip Code

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sysorex, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Quarterly Report”), within the prescribed time period because of technical edgarization issues. The Quarterly Report was completed and ready to be filed with the Securities and Exchange Commission prior to the 5:30 p.m. ET deadline for acceptance of filings on November 15, 2021, the due date for the filing, and the Company gave its Edgar filer service instructions to transmit the Quarterly Report on the EDGAR system prior to such deadline. In spite of the Company’s best efforts to submit the Quarterly Report with the Securities and Exchange Commission on a timely basis, the filing server was unable to do so prior to the 5:30 p.m. ET deadline.. Accordingly, the Company is submitting this Form 12b-25 to ensure that it remains timely in its periodic filings under the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Vincent Loiacono	(800)	929-3871
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations it expects to report for the period ended September 30, 2021 will reflect significant changes from the Company’s results of operations for the period ended September 30, 2020. On April 8, 2021, the Company, entered into a Merger Agreement whereas Sysorex would acquire TTM Digital Assets & Technologies (“TTM Digital”) by way of a reverse triangular merger. Therefore, the historical amounts presented prior to the merger are those of TTM Digital, which includes the results of operations from the corresponding period for the last fiscal year. TTM Digital had gross mining revenue of approximately $1.2 million and $.6 million for the nine and three months ended September 30, 2020, respectively. In addition, TTM Digital had Net Income of approximately $.2 million for the nine and three months ended September 30, 2020. TTM Digital had Net Income per share- basic and diluted of $.002 and $.003 for the nine and three months ended September 30, 2020, respectively.

Sysorex, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 2021	By:	/s/ Vincent Loiacono
Vincent Loiacono, Chief Financial Officer

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